December 7, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (408) 376-7514

Michael R. Jacobson
Senior Vice President, Legal Affairs, General Counsel and Secretary
eBay Inc.
2145 Hamilton Avenue
San Jose, CA 95125

> **Re:** **eBay Inc.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 0-24821**

Dear Mr. Jacobson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel